

Mail Stop 3561

May 11, 2016

Kelcy L. Warren
On Behalf of General Partner of
Energy Transfer Corp LP
8111 Westchester Drive
Dallas, Texas 75225

>   **Re: Energy Transfer Corp. LP**
>   **Amendments No. 5 and No. 6 to Registration Statement on Form S-4**
>   **Filed May 4, 2016**
>   **File No. 333-208187**

Dear Mr. Warren:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 25, 2016 letter.

General

1. We note your disclosure regarding the possibility of restructuring the existing transaction. Please confirm your understanding that the occurrence of such a restructuring likely would obligate WMB to recirculate a revised version of the filing to resolicit its shareholders.

Q. Will the ETC common shares received by WMB shareholders as part of the merger consideration, if any, receive distributions in the future?, page xiv

2. Please revise the response to this question to clarify that it appears that WMB shareholders will not receive any distributions on their ETC common shares until, at the earliest, the quarter ended March 31, 2018. Please make this same clarification where you discuss the dividend equalization mechanism, such as on pages xii, 1, 53 and 93.

Recent Developments, page 19

3. We note that the receipt by ETC and WMB of the 721 Opinion is a waivable condition. Please revise to clarify, if true, that both ETC and WMB must waive the condition if the failure of the opinion to be delivered is not to prevent the closing of the merger, and state, if known, whether ETC and WMB intend to or would consider waiving such condition.

4. We note that ETE completed the private offering of Convertible Units in an effort to maintain its credit ratings and enhance its liquidity position, and that ETE believes that unwinding the transaction would negatively impact its credit ratings and liquidity. We also note the disclosure on page 22 that the pro forma cash distribution savings would have been approximately $230 million per year based on the ETE cash distributions for the fourth quarter of 2015 if the private offering had closed prior to the record date for such distribution. Given that ETE no longer intends to make any cash distributions with respect to its common units until 2018, and does anticipate making cash distributions with respect to its Convertible Units during that time, it is not clear that this disclosure remains appropriate or accurate. Please advise or revise. In addition, please revise to quantify, if possible, the amount of debt that ETE anticipates repaying with the "net proceeds realized from the reinvestment of forgone distributions on Participating Common Units," again considering ETE's intentions regarding cash distributions for the next two years.

Exhibits 8.1 and 8.2

5. It is unclear if counsel is providing a long or short form opinion. If the short form is provided, the tax disclosure in the prospectus and the exhibit should identify the disclosure in the tax consequences section of the prospectus as the opinion of counsel, and such disclosure in the prospectus must clearly identify and articulate the opinions being rendered. If the long form is provided, counsel should revise the exhibit to provide an opinion regarding all material tax consequences of the transaction, which should be summarized in the prospectus. Please note that, in either case, counsel must opine on all material tax consequences of the transaction, and not just that the merger will qualify as reorganization under Section 368(a) of the Internal Revenue Code. Please advise or revise. Refer to Sections III.A and III.B of Staff Legal Bulletin No. 19.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products